

SECU MMISSION

02006526

SEC FILE NO.
8-51965



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (mm/dd/yy) AND ENDING 12/31/01 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARTIN WOLF SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

ONE ANNABEL LANE, SUITE 215
(No and Street)

SAN RAMON	CALIFORNIA	94583
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUBERT B. WILLMAN (925) 355-0110
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **HUBERT B. WILLMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MARTIN WOLF SECURITIES LLC** as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Martin Wolf Securities LLC

Annual Audit Report

December 31, 2001

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Martin Wolf Securities LLC

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Martin Wolf Securities LLC
San Ramon, California

We have audited the accompanying statement of financial condition of Martin Wolf Securities LLC (the Company) as of December 31, 2001, and the related statements of income , changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Wolf Securities LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 11, 2002

Martin Wolf Securities LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$ 160,651
Accounts receivable	500,000
Total assets	$ 660,651

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 6,000
Payable to member	16,000
Total liabilities	22,000
Total member's equity	638,651
Total liabilities and member's equity	$ 660,651

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Statement of Income

For the Year Ended December 31, 2001

Revenues:	
Investment banking fees	$ 4,086,541
Interest and dividend income	20,260
Total revenue	4,106,801
Expenses:	
Management fees	3,460,000
Legal and professional	11,256
Other operating expenses	13,689
Total expenses	3,484,945
Income before income taxes	621,856
Income tax provision	800
Net income	$ 621,056

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Statement of Member's Equity

For the Year Ended December 31, 2001

Member's Equity at December 31, 2000	$	17,595
Net income		621,056
Member's Equity at December 31, 2001	$	638,651

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 621,056
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(500,000)
Increase (decrease) in:	
Accounts payable and accrued expenses	(1,051)
Payable to member	16,000
Net cash provided (used) by operating activities	136,005
Net increase (decrease) in cash and equivalents	136,005
Cash and equivalents, beginning of year	24,646
Cash and equivalents, end of year	$ 160,651
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 1,600
Interest paid	$ 0

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2001

(1) Organization

Martin Wolf Securities LLC (the Company) was organized in the State of California on June 27, 1999 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Martin Wolf Associates Incorporated and operates in San Ramon, California. The Company engages in mergers and acquisition consulting primarily with high technology companies on a fee basis.

(2) Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing merger–and–acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, a limited liability company is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800 and a California LLC fee based on gross revenue.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2001, the Company's net capital was $126,120 which exceeded the requirement by $121,120.

(4) Accounts Receivable

Accounts receivable includes $400,000 due immediately and $100,000 due in $25,000 quarterly installments at the end of March, June, September and December 2001 with accrued interest from 12/31/01 at a daily rate of 8% per annum.

(5) Risk Concentrations

Due to the nature of the merger and acquisition business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 87% of revenue, $3,582,788, were generated from three customers.

At December 31, 2001 the Company's $500,000 receivable is from one customer. Management believes this receivable to be fully collectible at December 31, 2001.

(6) Related Party Transaction

During the period, management fees of $3,439,000 were paid and $21,000 accrued to Martin Wolf Associates Incorporated, the Company's sole member. At December 31, 2001, management fees payable were netted against receivables resulting in a net payable to Martin Wolf Associate Incorporated of $16,000.

SUPPLEMENTAL INFORMATION

Martin Wolf Securities LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital:	
Total member's equity qualified for net capital	$ 638,651
Less: Non-allowable assets	
Accounts receivable	500,000
Net capital before haircuts	138,651
Less: Haircuts on securities	12,531
Net capital	$ 126,120
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $22,000 or $5,000, whichever is greater	5,000
Excess net capital	$ 121,120

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001).

There were no material differences noted in the net capital computation as reported in the Company's Part II (unaudited) FOCUS report.

Martin Wolf Securities LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year December 31, 2001

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martin Wolf Securities LLC
San Ramon, California

In planning and performing our audit of the financial statements and supplemental schedules of Martin Wolf Securities LLC (the Company) for the period ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 11, 2002.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 11, 2002